Owners and Executive Officers

| Direct Owners & Officers | Indirect Owners |

The owners/officers listed below are reported on your firm's Form BD. The displayed information is current as of the previous day. If it is no longer accurate, your firm should amend your Form BD through Web CRD. **Click here to amend Form BD**

Full Legal Name	Title or Status	Title or Status Acquired	Percent Ownership	Control Person	Public Reporting Company
Individual					
MONTAG, THOMAS KELL	DIRECTOR & CHIEF EXECUTIVE OFFICER	09/01/2015	Less than 5%	Yes	No
GALLO, FABRIZIO	DIRECTOR	01/01/2016	Less than 5%	Yes	No
CACCAMISE, WILLIAM CHARLES JR	CHIEF LEGAL OFFICER	09/01/2015	Less than 5%	No	No
GALLINEK, WILFRED ERIC	CHIEF COMPLIANCE OFFICER / BROKER-DEALER	09/01/2015	Less than 5%	No	No
GUARDINO, JOSEPH ANTHONY JR	CHIEF OPERATIONS OFFICER & FINOP	09/01/2015	Less than 5%	No	No
APPLEBAUM, LIZBETH NELLE	CHIEF FINANCIAL OFFICER	07/01/2017	Less than 5%	No	No
SMITH, ANDREA BRADLEY	OUTSIDE DIRECTOR	04/01/2018	Less than 5%	Yes	No
CARTAINA, JOHN ANDREW	CHIEF COMPLIANCE OFFICER / REGISTERED INVESTMENT ADVISER	02/01/2018	Less than 5%	No	No
Domestic Entity					
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED	COMMON STOCKHOLDER	09/01/2015	75% or more	Yes	No
NB HOLDINGS CORPORATION	PREFERRED SERIES A STOCKHOLDER	01/01/2019	75% or more	Yes	No
Foreign Entity					
No Information Available.					